EXHIBIT 99



INTERSHOP SIMPLIFIES OWNERSHIP STRUCTURE

Hamburg, Germany, January 23, 2002 - Intershop Communications AG (Nasdaq: ISHP, Neuer Markt: ISH), a leading provider of ebusiness software applications, today announced its CEO, Stephan Schambach will exchange his remaining shares in US subsidiary Intershop Communications, Inc. for Intershop Communications AG shares, thereby greatly simplifying its current ownership structure.

Under the transaction, Intershop Communications AG will issue 12,500,000 Intershop Communications AG common bearer shares from conditional capital III, in exchange for Mr. Schambach's 4,166,667 shares in Intershop Communications, Inc., a majority-owned subsidiary of Intershop Communications AG.

The share exchange represents a merely technical consolidation of Intershop's group share capital from one of its subsidiaries into its parent company, Intershop Communications AG, and has no impact on the current global operating structure of the Company. The transaction provides for a tax-efficient consolidation of the Company's ownership structure stemming from its 1998 initial public offering.

The Company expects the transaction will be dilutive to basic earnings per share on a consolidated group basis. Basic earnings per share for FY 2001 will not be affected by the transaction.


INVESTOR RELATIONS:
Klaus F. Gruendel
T: +49-40-23709-128
F: +49-40-23709-111
K.GRUENDEL@INTERSHOP.COM

PRESS:
Heiner Schaumann
T: +49-3641-50-1000
F: +49-3641-50-1002
H.SCHAUMANN@INTERSHOP.COM